UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT OT §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quint Media, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

74874T104

(CUSIP Number)

American Capital Ventures, Inc.

1507 Presidential Way

North Miami Beach, FL 33179

(305) 918-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

American Capital Ventures, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]
6.	Citizenship or Place of Organization

United States

	7.	Sole Voting Power

		150,668,090
Number of	8.	Shared Voting Power
Shares
Beneficially		0
Owned by	9.	Sole Dispositive Power
Each Reporting
Person With		150,668,090
	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

150,668,090
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

[ ]
13.	Percent of Class Represented by Amount in Row (11)

36.8% (1)
14.	Type of Reporting Person (See Instructions)

OO

(1) This percentage is calculated based on 409,202,970 shares of common stock outstanding as of March 16, 2015, as disclosed in the Issuer’s (as defined below) current report on Form 8-K as filed with the Securities and Exchange Commission on March 16, 2015.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $0.0001 par value per share (“Common Stock”), of Quint Media, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1507 Presidential Way, North Miami Beach, FL 33179.

Item 2. Identity and Background.

(a)	American Capital Ventures, Inc. (“ACV”)

(b)	Business Address: 1507 Presidential Way, North Miami Beach, FL 33179

(c)	ACV’s principal business is strategic business advisory services.

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

ACV acquired an aggregate of 150,668,090 shares (the “Shares”) of the Issuer’s common stock (“Common Stock”) on March 10, 2015, partly with ACV’s personal funds and partly through a settlement of debt of the Issuer held by ACV.

Item 4. Purpose of Transaction.

ACV intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock. ACV acquired the Shares to obtain control over 36.8% of the current outstanding shares of Common Stock, and to support an as of yet unidentified future merger and/or acquisition transaction that would likely result in a change of control and/or material change to the Company’s business.

Item 5. Interest in Securities of the Issuer.

(a)	ACV beneficially owns 150,668,090 shares of Common Stock, representing approximately 36.8% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 409,202,970 shares of common stock outstanding as of March 16, 2015, as disclosed in the Issuer’s current report on Form 8-K as filed with the Securities and Exchange Commission on March 16, 2015.

(b)	The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. ACV has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

(c)	ACV acquired the Shares through private purchase transactions and a debt settlement with the Issuer. On March 10, 2015, ACV purchased a total of 8,475,000 of the Shares through private purchase transactions at a purchase price per share of $0.0001, and received 142,193,090 of the Shares through a debt settlement with the Issuer.

(d)	Not applicable.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 herein is incorporated herein by reference. ACV: (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to an agreement in which it shall receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2015

AMERICAN CAPITAL VENTURES, INC.

By:	/s/ Howard Gostfrand
Name:	Howard Gostfrand
Title:	President